MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED One Bryant Park New York, New York 10036	J.P. MORGAN SECURITIES LLC 383 Madison Avenue New York, New York 10179	JEFFERIES LLC 520 Madison Avenue New York, New York 10022 October 20, 2017

Re:	ABLYNX NV (the “Registrant”)

Registration Statement on Form F-1 (File No. 333-220763)

Request for Acceleration of Effective Date

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we, as representatives of the several Underwriters, wish to advise you that approximately 2,476 copies of the Preliminary Prospectus issued October 17, 2017 and included in the Registration Statement on Form F-1, as filed on October 17, 2017 and as amended, were distributed during the period from October 17, 2017 through the date hereof to prospective underwriters, dealers, institutions and others.

Each of the undersigned advises that it has complied and will continue to comply, and we have been informed by the other participating underwriters that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

Supplemental information supplied under Rule 418(a)(7) under the Act:

(i)	Date of Preliminary Prospectus: October 17, 2017

(ii)	Dates of distribution: October 17, 2017 through the date hereof

(iii)	Number of prospective underwriters to whom the Preliminary Prospectus was furnished: 6

(iv)	Number of Preliminary Prospectuses furnished to investors: approximately: 2,450

(v)	Number of Preliminary Prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 20

In accordance with Rule 461 of the Act, we hereby join in the request of the Registrant for acceleration of the effective date of the above-named Registration Statement so that it becomes effective at 4:00 p.m. Eastern Time on October 24, 2017 or as soon thereafter as practicable.

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Very truly yours, Merrill Lynch, Pierce, Fenner & Smith Incorporated J.P. Morgan Securities LLC Jefferies LLC Acting on behalf of themselves and the several Underwriters

By:	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michael Liloia
Name:	Michael Liloia
Title:	Vice President

By: J.P. MORGAN SECURITIES LLC

By:	/s/ David Ke
Name:	David Ke
Title:	Vice President

By: JEFFERIES LLC

By:	/s/ Gil Bar-Nahum
Name:	Gil Bar-Nahum
Title:	Managing Director

[Signature Page to Acceleration Request]